UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8-68725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sherman & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6302 Fairview Road, Suite 320
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Carico (704) 943-2671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company C.P.A.s
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Laughton Sherman _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Sherman & Company LLC _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



LAURA DABNEY NESTICO
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
July 27, 2021

_F. l l_
Signature

Managing Director & CEO
Title

Laura Dabney Nestico
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sherman & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sherman & Company, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sherman & Company, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sherman & Company, LLC's management. Our responsibility is to express an opinion on Sherman & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sherman & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SHERMAN & COMPANY LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:		
Cash & Cash Equivalents	$	4,353,750
Accounts receivable		10,055
Prepaid expense		30,119
Deposits		3,190
Other current assets		91
Total current assets	$	4,397,205
TOTAL ASSETS	$	4,397,205

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	26,404
Deferred Revenue		29,333
Due to parent		309,615
TOTAL CURRENT LIABILITIES	$	365,352
MEMBER'S EQUITY	$	4,031,853
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,397,205

The accompanying notes are an integral part
of these financial statements.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

Sherman & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective June 14, 2011. The Company is a limited liability company organized under the laws of the State of North Carolina and a wholly-owned subsidiary of Sherman & Company Holdings LLC (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, fairness opinions/valuations, and regulatory advisory.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Accounting

The Company's financial statements are on an accrual basis of accounting as required by U.S. generally accepted accounting principles and as required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, valuations, leveraged buyouts, and fundraising activity.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. Total deferred revenue was $29,333 at December 31, 2020.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   Income Taxes
   The Company elected S corporation status effective January 1, 2014. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

   The Company has adopted the provisions of FASB Accounting Standards Codification740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

   Advertising Costs
   Advertising costs, if any, are charged to expenses as incurred. The Company incurred $1,546 in advertising costs for the year ended December 31, 2020. Such amount is included in marketing on the accompanying Statement of Operations.

   Concentration of Credit Risk
   The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses insuch accounts and believes it is not exposed to any significant credit risk for cash.

   Accounts Receivable
   The company evaluated the collectibility of accounts receivable and has determined no valuation allowance is necessary. The terms are due upon providing services.

   The Company is evaluating new accounting standards and will implement as required.

2. **CONCENTRATIONS**
   For the year ended December 31, 2020, 89% of revenue was earned from five customers. These are included in advisory fees on the accompanying Statement of Operations.

3. **RELATED PARTY TRANSACTIONS**
   Per the terms of the expense sharing agreement, the Company reimburses the Parent for certain expenses including payroll and general office expenses, and these expenses were classified accordingly on the accompanying Statement of Operations. The Company paid $5,571,153 to the Parent for such expenses for the year ended December 31, 2020. At December 31, 2020 the Company had $309,615 due to the Parent, and such amount is reflected on the accompanying Statement of Financial Condition.

   In 2016, the Company entered into a rental agreement with a related party of the Company to rent an apartment in New York City when Company employees travel there for business. The total amount paid to the related party for apartment rental was $2,760 for the year ended December 31, 2020. The Company also pays rent and office equipment leases on behalf of its parent for its Charlotte and New York offices. The total amount paid for rent was $121,204.

4. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $ 3,988,398 which was $ 3,888,398 in excess of its required net capital of $ 100,000. The company's percentage of aggregate indebtedness to net capital was 9.16%.

5. **SUBSEQUENT EVENTS**

   The Company has evaluated subsequent events through February 20, 2021, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.

6. **CASH & CASH EQUIVALENTS**

   The Company considers highly liquid investments with maturity dates of three months or less to be cash equivalents.